                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   [X] Annual report pursuant to Section 15(d) of the Securities Exchange
       Act of 1934
(No fee required, effective October 7, 1996)

   For the fiscal year ended December 30, 2002

                                       or

   [ ] Transition report pursuant to Section 15(d) of the Securities Exchange
       Act of 1934
(No fee required)

     For the transition period from                  to
                                    ----------------    --------------------

     Commission file number 1-15827


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Visteon Investment Savings Plan
                              for Hourly Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Visteon Corporation
                               17000 Rotunda Drive
                            Dearborn, Michigan 48120


                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULES.

     Report of Independent Auditors.
     Statement of Net Assets Available for Benefits as of December 30, 2002 and 2001.
     Statement of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2002 and 2001.
     Schedule of Assets (Held at End of Year) as of December 30, 2002 and 2001. Reportable Transactions for the Year Ended December 30, 2001.

EXHIBITS.

     23    Consent of Independent Accountants
     99    Certification of Periodic Financial Reports



                                     11K-1

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    VISTEON INVESTMENT SAVINGS PLAN
                                    FOR HOURLY EMPLOYEES


Date:  June 27, 2003                By  /s/ Robert H. Marcin
                                        -------------------------------
                                        Robert H. Marcin
                                        Plan Administrator




                                     11K-2

VISTEON INVESTMENT SAVINGS
PLAN FOR HOURLY EMPLOYEES
REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 30, 2002 AND 2001

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
CONTENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------
                                                                         PAGE(s)

REPORT OF INDEPENDENT AUDITORS.................................................1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of
 December 30, 2002 and 2001....................................................2

Statement of Changes in Net Assets Available for Benefits for the
 Year Ended December 30, 2002..................................................3

Notes to Financial Statements................................................4-9

ADDITIONAL INFORMATION

Schedule I -- Schedule of Assets (Held at End of Year) as of
 December 30, 2002.........................................................10-11

Schedule II -- Schedule of Reportable Transactions for the
 Year Ended December 30, 2002................................................ 12

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of the Visteon Investment Savings Plan for Hourly Employees


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Visteon Investment Savings Plan for Hourly Employees (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 24, 2003

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------


                                                            2002          2001

ASSETS
Investments, at fair value                                $539,225     $ 142,216
Loans to participants                                       16,706            -
                                                          --------     ---------
           Net assets available for benefits              $555,931     $ 142,216
                                                          ========     =========






    The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2002
--------------------------------------------------------------------------------


ADDITIONS
Additions to net assets attributed to
  Net appreciation (depreciation) in fair value
  of investments                                                      $ (72,113)
  Interest and dividend income                                            9,394
                                                                      ---------
                                                                        (62,719)
Contributions
  Employee contributions                                                484,110

Other additions
  Loan interest                                                             200
                                                                      ---------
            Total additions                                             421,591

DEDUCTIONS
Deductions from net assets attributed to
  Withdrawal of participants' accounts                                   (7,872)
  Administrative expense                                                     (4)
                                                                      ---------
            Total deductions                                             (7,876)
                                                                      ---------
            Net increase                                                413,715
                                                                      ---------
Net assets available for benefits
  Beginning of year                                                     142,216
                                                                      ---------
  End of year                                                         $ 555,931
                                                                      =========

    The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

 1.    DESCRIPTION OF THE PLAN

       The following description of the Visteon Investment Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective July 1, 2000. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan document. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       TYPE AND PURPOSE OF THE PLAN
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Visteon Corporation ("Visteon") and to provide them with an opportunity to become stockholders of Visteon. The Plan includes provisions for voting shares of Visteon stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") applicable to defined contribution pension plans.

       ELIGIBILITY AND VESTING
       Hourly employees are eligible to participate in the Plan three months after their date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Participants are immediately 100% vested in their contributions and actual earnings thereon, regardless of length of service.

       CONTRIBUTIONS
       Under the Plan, and subject to limits required to be imposed by the Internal Revenue Code of 1986, as amended (the "Code") participants may elect to contribute up to 40 percent of their eligible wages. Participants may also elect to reduce their annual profit sharing bonus, if any, to be contributed to the Plan. Effective June 1, 2002, participants who have attained the age of 50 are eligible to make supplemental contributions. Such contributions are excluded from participants' taxable income.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contributions and allocations of (a) plan earnings, and (b) certain fund expenses. Allocations are based on participant earnings or account balances. Under the Plan, certain funds will charge a fee on short term transfers which is paid from the participant's account. The benefit to which a participant is entitled is determined from the participant's account.

       PLAN ADMINISTRATIVE EXPENSES
       Plan administrative expenses are paid by Visteon and not charged to participants' accounts.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------


       DISTRIBUTIONS
       Distributions of benefits shall be made upon the occurrence of any one of the following:

       -  Retirement of the participant at age 65;

       -  Deferred retirement of the participant beyond age 65;

       -  In-service withdrawal of the participant at age 59-1/2;

       -  Total and permanent disability of the participant;

       -  Death of the participant; or

       -  Termination of employment

       Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal, or disability are paid in a lump sum or through installments payable monthly, quarterly, semi-annually, or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $3,500 may defer such benefits until age 65 or until age 70-1/2 in the event that employment termination occurred.

       INVESTMENT OPTIONS AND PARTICIPATION
       Participant contributions are invested in accordance with the participant's election in one or more of several investment options available in the Plan. The more significant of these options are as follows:

       The Visteon Stock Fund is a unitized stock fund investment in Visteon common stock with a portion of the fund's assets invested in short-term investments.

       The Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans composed of high quality, fixed-income investments. The Portfolio may also purchase investment contracts issued by the insurance companies or banks. Exposure to any single issuer is capped at 5 percent. The Portfolio purchases money market units to provide daily liquidity.

       The Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation. The fund invests in securities of domestic, foreign, and multinational issuers, however not more than 40 percent of the fund's assets may be invested in companies operating exclusively in any one foreign country.

       The Fidelity Government Fund seeks to provide a high level of current income consistent with preservation of principal. The Fund normally invests at least 65 percent of total assets in US government securities. The Fund is managed to have similar overall interest rate risk to the Lehman Brothers Government Bond Index. Because the fund can invest in securities with any maturity, it has the potential for higher yields than a money market fund but also carries a higher degree of investment risk. Investments in the Fund are not guaranteed or insured by the US government or by the FDIC.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

       Details of investments held as of December 30, 2002 are set forth in the Schedule of Assets (Held at End of Year).

       TRANSFERS OF ASSETS
       The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers to T. Rowe Price Funds and Scudder Funds.

       PARTICIPANT LOANS
       Participants may borrow from the Plan in amounts beginning with a minimum amount of $1,000, up to a maximum amount not to exceed the lesser of: (a) $50,000, or (b) 50% of their vested account balances, at an interest rate equal to the annual prime rate as published by the Wall Street Journal. Repayment of any loan is made through employee payroll deductions not less frequently than once per calendar quarter.

       ADMINISTRATION
       The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of the Plan participants and their beneficiaries, subject to the specific terms of the Plan. Assets of the Plan and related investments are administered by Fidelity Management Trust Company (the "Trustee"). It is the trustee's responsibility to invest Plan assets and to distribute benefits to participants. The Trustee is also responsible for daily administration of Plan activity.

 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales are recorded on the trade-date basis.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       CONTRIBUTIONS
       Contributions to the Plan from employees are recorded in the period that payroll deductions are made from participants.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------


       RISKS AND UNCERTAINTIES
       The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits.

 3.    MASTER TRUST (IN THOUSANDS)

       All assets of the Plan are held by the Visteon Corporation Master Trust (the "Master Trust"). The Visteon Investment Plan also has all of its investments in the Master Trust. A summary of the assets of the Master Trust as of December 30, 2002 and 2001 is as follows:


                                                       2002          2001

       Investments, at fair value
         Common stock fund                          $  32,924     $  57,384
         Common and commingled trust funds             80,009        63,371
         Mutual funds                                 128,858       117,155
                                                    ---------     ---------
               Total investments                      241,791       237,910
       Loans                                            6,124         4,158
                                                    ---------     ---------
               Total assets                         $ 247,915     $ 242,068
                                                    =========     =========

       Interest and dividend income of the Master Trust for the year ended December 30, 2002 was $5,144.

       The net appreciation (depreciation) in fair value of Master Trust investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. During the year ended December 30, 2002 investments depreciated as follows:

       Mutual funds                                               $ (25,631)
       Common stock fund                                            (31,621)
       Common and commingled trust funds                             (1,910)
                                                                  ---------
                                                                  $ (59,162)
                                                                  =========

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

       The Plan investments and, in turn, the investments held by the Master Trust are generally directed by participants based on their elections. Allocation of the Master Trust to the participating plans as of December 30, 2002 and 2001 is as follows:

                                                                       2002         2001

       EIN 38-3519512, Plan 005 -
        Visteon Investment Savings Plan for Hourly Employees        $    556     $    142
       EIN 38-3519512, Plan 002 -
        Visteon Investment Plan                                      247,359      241,926
                                                                    --------     --------
                                                                    $247,915     $242,068
                                                                    ========     ========


 4.    INVESTMENTS

       The following investments represent 5% or more of the Plan's net assets available for benefits at December 30, 2002 and 2001:

                                                                                 2002          2001

       Visteon Stock Fund, 20,111 and 2,734 units, respectively               $  82,856     $ 24,304
       Fidelity Fund, 284 units                                                   *            8,209
       Fidelity Magellan Fund, 500 and 161 units, respectively                   39,540       16,732
       Fidelity Growth and Income Portfolio, 216 units                            *            8,085
       Fidelity Managed Income Portfolio II, 162,902 and 40,907 units,
        respectively                                                            162,902       40,907
       Fidelity Government Income, 2,761 units                                   28,940        *
                                                                              =========     ========

                                                                              $ 314,238     $ 98,237
                                                                              =========     ========

       * Investments represents less than 5% of the Plan's net assets available for benefits.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 2002, the Plan's investments depreciated in value by $72,113 as follows:

                                                                                 2002

       Mutual funds                                                           $ (28,256)
       Common stock fund                                                        (43,585)
       Common and commingled trust funds                                           (272)
                                                                              ---------
                                                                              $ (72,113)
                                                                              =========

VISTEON INVESTMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

 5.    RELATED PARTY TRANSACTIONS

       Participants have the option to invest in the Visteon Stock Fund, which consists of investments in Visteon common stock. These transactions are exempt transactions with a party-in-interest.

 6.    TAX STATUS

       The Plan obtained its latest determination letter on January 28, 2003, in which the Internal Revenue Service Stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

 7.    PLAN TERMINATION

       Visteon, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Visteon Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.

 8.    SUBSEQUENT EVENTS

       Beginning on May 1, 2003, Visteon modified the investment options available under the Plan. According to the new investment options, the following funds will replace the funds available at December 30, 2002:

       Fidelity Freedom Funds                     Janus Adviser Capital Appreciation Fund
       Domini Social Equity Fund                  Vanguard Explorer Fund
       Vanguard 500 Index Fund                    Fidelity Diversified International Fund
       American Century Equity Income Fund        T. Rowe Price International Discovery Fund
       Baron Assets Fund                          Templeton Developing Markets Trust
       Clipper Fund                               Templeton Foreign Fund
       Fidelity Contrafund                        Templeton Foreign Smaller Companies Fund
       Fidelity Dividend Growth Fund              BGI Bond Index Fund
       Fidelity Growth & Income Portfolio         Fidelity Government Income Fund
       Fidelity Growth Company Fund               PIMCO Global Bond Fund - Admin Class
       Fidelity Low Priced Stock Fund             PIMCO Real Return Bond Fund
       PIMCO Total Return III Fund                T. Rowe Price High Yield Fund

       The Visteon Stock Fund, Common Stock Fund and Managed Income Portfolio II Fund will remain as an investment option of the plan.

VISTEON INVESTMENT                                                   SCHEDULE I
SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2002
--------------------------------------------------------------------------------

(a)               (b)                                         (c)                                (d)            (e)
                                                   DESCRIPTION OF INVESTMENT
          IDENTITY OF ISSUER,                       INCLUDING MATURITY DATE,
          LESSOR, BORROWER OR                    RATE OF INTEREST, COLLATERAL,                               CURRENT
             SIMILAR PARTY                           PAR OR MATURITY VALUE                      COST**        VALUE


*         Fidelity Investments        Scudder International Fund, 11,193 units                                $   340
*         Fidelity Investments        Domini Social Equity, 5,578 units                                           120
*         Fidelity Investments        T. Rowe Price Spectrum Income, 45,831 units                                 493
*         Fidelity Investments        T. Rowe Price Horizons, 97,244 units                                      1,615
*         Fidelity Investments        T. Rowe Price International Stock, 16,665 units                             148
*         Fidelity Investments        T. Rowe Price International Discovery, 100,069 units                      1,607
*         Fidelity Investments        Scudder Income S, 199,908 units                                           2,559
*         Fidelity Investments        T. Rowe Price New Asia, 144,910 units                                       810
*         Fidelity Investments        Scudder Growth & Inc, 344,275 units                                       5,502
*         Fidelity Investments        T. Rowe Price High Yield, 112,046 units                                     703
*         Fidelity Investments        T. Rowe Price New Era, 2,300 units                                           47
*         Fidelity Investments        The Japan Fund S, 33,595 units                                              204
*         Fidelity Investments        Vanguard LS Conserv Growth, 10,660 units                                    137
*         Fidelity Investments        Vanguard LD Moderate Growth, 48,091 units                                   667
*         Fidelity Investments        Vanguard LS Growth, 9,506 units                                             137
*         Fidelity Investments        Vanguard 500 Index, 164,280 units                                        13,331
*         Fidelity Investments        Vanguard Value Index, 28,629 units                                          419
*         Fidelity Investments        Vanguard Growth Index, 23,542 units                                         470
*         Fidelity Investments        Vanguard Explorer, 300,473 units                                         13,669
*         Fidelity Investments        Vanguard International Value, 12,984 units                                  244
          Comerica Bank, NA           Common Stock Fund, 1,621,986 units                                        9,829
          Barclays Global Investors   Bond Fund, 1,205,150 units                                               15,462
*         Visteon Corporation         Visteon Stock Fund, 21,110,743 units                                     82,856
*         Fidelity Investments        Fidelity Fund, 743,790 units                                             16,557
*         Fidelity Investments        Fidelity Puritan, 457,413 units                                           7,223
*         Fidelity Investments        Fidelity Trend, 124,676 units                                             4,817
*         Fidelity Investments        Fidelity Magellan, 500,763 units                                         39,540
*         Fidelity Investments        Fidelity Contrafund, 113,846 units                                        4,394
*         Fidelity Investments        Fidelity Equity Inc., 385,079 units                                      15,276
*         Fidelity Investments        Fidelity Growth Co, 335,157 units                                        11,871
*         Fidelity Investments        Fidelity Invest Gr Bd, 908,115 units                                      6,874
*         Fidelity Investments        Fidelity Growth & Inc, 389,585 units                                     11,808
*         Fidelity Investments        Fidelity Value, 391,695 units                                            18,171
*         Fidelity Investments        Fidelity Government Income, 2,761,432 units                              28,940
*         Fidelity Investments        Fidelity Independence Fd, 173,307 units                                   2,265
*         Fidelity Investments        Fidelity Overseas, 147,792 units                                          3,251
*         Fidelity Investments        Fidelity Europe, 28,372 units                                               524
*         Fidelity Investments        Fidelity Real Estate, 862,175 units                                      15,855
*         Fidelity Investments        Fidelity Balanced, 247,630 units                                          3,291
*         Fidelity Investments        Fidelity International Gr & Inc., 369,051 units                           6,207
*         Fidelity Investments        Fidelity Cap Appreciation, 124,836 units                                  2,020
*         Fidelity Investments        Fidelity Canada, 28,695 units                                               520

VISTEON INVESTMENT                                                   SCHEDULE I
SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2002
--------------------------------------------------------------------------------

(a)               (b)                                        (c)                                 (d)           (e)
                                                  DESCRIPTION OF INVESTMENT
          IDENTITY OF ISSUER,                     INCLUDING MATURITY DATE,
          LESSOR, BORROWER OR                   RATE OF INTEREST, COLLATERAL,                                CURRENT
             SIMILAR PARTY                          PAR OR MATURITY VALUE                       COST**        VALUE

*         Fidelity Investments        Fidelity Utilities, 104,659 units                                      $  1,015
*         Fidelity Investments        Fidelity Asset Manager, 77,828 units                                      1,074
*         Fidelity Investments        Fidelity Stk Selectr, 67,701 units                                        1,122
*         Fidelity Investments        Fidelity Asset Manager Growth, 837,888 units                             10,030
*         Fidelity Investments        Fidelity Asset Manager Income, 97,446 units                               1,058
*         Fidelity Investments        Fidelity Dividend Growth, 130,020 units                                   2,902
*         Fidelity Investments        Fidelity New Market Income, 300,035 units                                 3,399
*         Fidelity Investments        Fidelity Global Balance, 105,689 units                                    1,562
*         Fidelity Investments        Fidelity Small Cap Independence, 254,757 units                            3,388
*         Fidelity Investments        Fidelity Managed Income Portfolio II, 162,902,260
                                        units                                                                 162,902
          Participant loans           Outstanding participant loan balance                                     16,706
                                                                                                             --------

                                                                                                             $555,931
                                                                                                             ========

 * Denote party-in-interest.
** Not required per Department of Labor requirements.

VISTEON INVESTMENT                                                   SCHEDULE II
SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 30, 2002
--------------------------------------------------------------------------------


                                                                                                              CURRENT
  IDENTITY OF                                                 PURCHASE  SELLING  LEASE   EXPENSES   COST OF    VALUE     NET GAIN
PARTY INVOLVED                 DESCRIPTION OF ASSET             PRICE    PRICE   RENTAL  INCURRED    ASSET    OF ASSET   OR (LOSS)

REPORTING CRITERION I    Single transactions in excess
                         of five percent of current
                         value of plan assets.
                         None.

REPORTING CRITERION II   Series of transactions in other
                         than securities in excess of five
                         percent of current value of plan
                         assets
                         None.

REPORTING CRITERION III  Series of transactions in
                         securities in excess of five
                         percent of current value of plan
                         assets
                         None.

REPORTING CRITERION IV   Single transactions with a
                         nonregulated entity in excess of
                         five percent of current value of
                         plan assets.
                         None.

                                  EXHIBIT INDEX


    Exhibit Number                             Exhibit Name
    --------------                             ------------

          23                   Consent of PricewaterhouseCoopers LLP

          99                   Certification of Periodic Financial Reports